

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2024

Lee Seng Chi
Chief Executive Officer
Founder Group Ltd
No.17, Jalan Astana 1B, Bandar Bukit Raja
41050 Klang
Selangor Darul Ehsan, Malaysia

> **Re: Founder Group Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted February 21, 2024**
> **CIK No. 0001989930**

Dear Lee Seng Chi:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted February 21, 2024

General

1. Please disclose on the cover page as well as elsewhere as appropriate whether controlling shareholders will beneficially own a majority of the aggregate voting power of your issued and outstanding ordinary shares. Please include disclosure to identify the percentage of voting power to be held by the controlling shareholders following the offering. Additionally, please disclose, if true, that the controlling shareholders will have the ability to determine all matters requiring approval by stockholders in the event that you rely on the controlled company exemptions under the Nasdaq listing rules.

2. Please include the information contained in note 20 to the financial statements in an appropriate location in the narrative disclosure.

3. Please revise to provide a conversion from RM to USD for all figures provided for

December 31, 2021 or advise.

Prospectus Summary, page 1

4.   Please revise to disclose the original shareholders of Founder Energy (Malaysia).

5.   We note the statement that you will experience immediate and substantial dilution. Please revise to indicate the amount of dilution on page 4.

Risk Factors
We face risks associated with concentration of revenue from a few large clients..., page 10

6.   Please disclose the names of the customers in the first paragraph.

We are exposed to risks related to concentration of suppliers..., page 10

7.   We note the statement that "[a]ccording to the distributorship agreement, Xiamen Solar First Energy Technology Co. Ltd. became our exclusive solar mounting systems supplier, which potentially restricts us from sourcing the mounting system from other suppliers in the event that the distributorship agreement may not be terminated prematurely without cause." Please clarify this disclosure.

Risk Factors
"We are an 'emerging growth company' within the meaning of the Securities Act...", page 23

8.   You disclose on page 24 your intention to take advantage of the extended transition period for complying with new or revised accounting standards. This election does not apply to entities that prepare financial statements in accordance with IFRS as issued by the IASB. Please advise or revise your disclosure as necessary.

Recently introduced economic substance legislation of the British Virgin Islands..., page 25

9.   We note the statement "despite our headquarters physically being in China." Please revise or advise.

Capitalization, page 33

10.   Please tell us how you determined it was unnecessary to reflect a line item for your indebtedness within your capitalization table. Please refer to Item 3B of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 38

11.   Please expand your disclosures on page 41 to explain the year-over-year increase in other operating expenses from RM133,599 in 2021 to RM998,604 in 2022 and directors' fees from RM173,985 in 2021 to RM527,742 in 2022.

Critical Accounting Policies and Estimates, page 48

12. We note that some of your disclosures here appear to be the same as your summary of significant accounting policies disclosures in Note 2 to your Consolidated Financial Statements. Please revise to only include a discussion of critical accounting estimates that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations. For each such critical accounting estimate your revised disclosure should include qualitative and quantitative information necessary to understand the estimation uncertainty, how much the estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. We refer you to Regulation S-K Item 303(b)(3).

Regulations
Regulations Relating to Our EPCC Services in Malaysia
Construction Industry Development Board Malaysia Act 1994, page 82

13. We note the statement "Founder Energy (Malaysia) has breached Section 34(1) of the CIDBA 1994 by failing to declare and submit 37 contracts to CIDB." Please revise to provide appropriate risk factor disclosure.

Regulations Relating to Environment and Safety
Occupational Safety and Health Act 1994, page 83

14. Please revise to disclose whether you believe you are in compliance with the applicable occupational safety and health laws and regulations.

Compensation of Directors and Executive Officers, page 90

15. We note your statement that "Our Malaysian subsidiaries are required by law to make contributions equal to certain percentages of each employee's salary for his or her statutory benefits." Advise us whether the Malaysian subsidiaries have made the required contributions for the employee's statutory benefits.

Principal Shareholders, page 92

16. Please revise the footnotes to clarify the ownership interests in Reservoir Link Energy Bhd and Reservoir Link Holdings Sdn Bhd held by Thien Chiet Chai.

Related Party Transactions, page 94

17. Please add Thien Chiet Chai to the disclosure in this section or advise us as appropriate.

Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss), page F-6

18. It appears that the line item for cost of sales excludes all depreciation; as such, it appears that you are reporting a figure for income before depreciation expense (i.e. Gross

Income). Please address the following:
- Please tell us how you considered the guidance in SAB Topic 11.B. in your determination to present the line item "Gross Income." Alternatively, please revise to remove this subtotal.
- Please tell us how you considered the guidance in SAB Topic 11.B. in your determination that it was appropriate to label "Cost of sales" as such. Alternatively, please relabel this line item as "Cost of sales, exclusive of depreciation shown separately below."
- Please tell us how you considered the utilization of each fixed asset component in your operations in concluding that no depreciation expense was to be allocated to cost of sales.

19. Please tell us what consideration you gave to including in your footnotes a breakout of fiscal year 2022 "Other operating expenses" by nature. Reference is made to paragraph 104 of IAS 1.

20. We note your disclosure on page F-22 that you had RM8,461,945 and RM22,886,535 of related party revenue for the years ended December 31, 2022 and December 31, 2021, respectively. Please address the following:
- Please tell us how you complied with Rule 4-08(k) and Rule 5-03 of Regulation S-X, or tell us how you determined it was unnecessary to disclose the amount of related party revenue separately on the face of your Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss).
- We refer you to your footnote 5 regarding the acquisition of assets and business from Solar Bina Engineering Sdn. Bhd. ("Solar Bina") on July 31, 2021. We further note your disclosure that such acquisition was accounted for as a business combination under common control. As such, please clarify for us why you have recorded revenue from Solar Bina for the years ended December 31, 2022 and December 31, 2021.

Consolidated Statements of Changes in Equity, page F-7

21. We refer you to the three line items for the acquisition of Founder Energy Sdn. Bhd., Solar Bina Assets and Solar Bina Business. Please clarify what is meant by "at a discount under common control" within the description of these line items. Please clarify for us, and in your filing, if such line items are the result of you recognizing the assets and liabilities relates to these transactions at the historical cost of the parent of the entities under common control.

Consolidated Statements of Cash Flows, page F-8

22. Please clarify for us the nature of the line item "Effect from business combination under common control." Within your response, please clarify for us if this item is reflected on your consolidated statements of profit or loss and other comprehensive income/(loss). Please refer to any authoritative accounting literature management relied upon.

Notes to Consolidated Financial Statements, page F-9

23. We note your identification and presentation of operating results for your "Large-scale Solar Projects" and "Commercial & Industrial Projects" reportable segments on page 41, yet you exclude segment-related footnote disclosures pursuant to IFRS 8. Please advise or revise.

2. Summary of Significant Accounting Policies, page F-10

24. Please revise your filing to include a policy note for your accounting for warranties, or tell us how you determined such policy note is not necessary.

5. Acquisition of Assets and Business from Solar Bina Engineering Sdn. Bhd, page F-18

25. We note your disclosure that you acquired assets and business of Solar Bina on July 31, 2021. We further note that you determined that Solar Bina was controlled by Mr. Lee Seng Chi. Additionally, we note your disclosure that Mr. Lee Seng Chi acted as the Chief Executive Officer for Solar Bina from 2015 to 2021. Please address the following:
    • Please tell us how you determined that Solar Bina was controlled by Mr. Lee Seng Chi.
    • Please tell us when you began presenting the operations related to such assets and such business within your consolidated financial statements. Please tell us your basis for using that date.
    Within your response, please cite any authoritative accounting literature management relied upon.

26. Please clarify for us the nature of the RM1,020,236 consideration transferred by Founder Energy Sdn. Bhd.

15. Revenue, page F-24

27. Based on your disclosures on pages 74-75, it appears that you may have revenue generating projects that exceed one year. As such, please tell us how you have complied with the disclosure requirements of paragraph 120 of IFRS 15 with respect to your remaining performance obligations.

20. Subsequent Events, page F-27

28. Please revise to disclose the date when the financial statements were authorized for issue and who gave that authorization. If applicable, please also disclose who has the power to amend the financial statements after issue. We refer you to IAS 10.17.

    Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

                                       Sincerely,

                                         Division of Corporation Finance
                                         Office of Real Estate & Construction

cc: Ying Li